SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6 - K



02033154

Report of Foreign Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For 26 April 2002

**The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland**

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   **No   X** _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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AVS No ☐ 479514 ☐

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
BANK OF IRELAND	BANK OF IRELAND ASSET MANAGEMENT LTD

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them BANK OF IRELAND NOMINEES LTD

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
—	—	—	—

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY STOCK	26 APRIL 2002	26 APRIL 2002

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
62,112,820	6.2%

14. Any additional information HELD ON BEHALF OF A RANGE OF CLIENTS WHO ARE EACH THE BENEFICIAL OWNER OF A PORTION OF THE SHAREHOLDING. NO INDIVIDUAL BENEFICIAL OWNER HOLDS IN EXCESS OF 3%.	15. Name of contact and telephone number for queries TERENCE H. FORSYTH + 353 1 6043402
16. Name and signature of authorised company official responsible for making this notification Date of notification 26 APRIL 2002	TERENCE H. FORSYTH

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 071-588 6057, 071-334 8964/8965/8966
Enquiries: Continuing obligations: Telephone: 071-797 1639/3850

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

**The Governor and Company
of the Bank of Ireland**

**Terence H. Forsyth
Group Secretary**

Date: 26 April 2002

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